WESTERN KELTIC MINES INC.
FORM 51 – 102F1

MANAGEMENT DISCUSSION AND ANALYSIS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004

November 2, 2004

This Management's Discussion and Analysis is as of September 30, 2004 and supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended September 30, 2004. Consequently, the following discussion and analysis of the financial condition and the results of operations for Western Keltic Mines Inc. ("Keltic" or the "Company"), should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2004 and related notes therein, which have been prepared in accordance with the Canadian generally accepted accounting principles, consistently applied.

Additional information, including audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2003, can be found on SEDAR at www.sedar.com

Overall Performance

Western Keltic Mines Inc. (the Company) is a mineral exploration company engaged in the acquisition and exploration of mineral properties in the America's. The Company is currently focusing its exploration activities on the Kutcho Creek volcanogenic massive sulphide deposits in northern British Columbia. The Company trades on the TSX Venture Exchange under the symbol WKM.

At the end of 2003, the Company announced that it had completed a brokered private placement offering for gross proceeds of $1,974,999.15. The financing consisted of a flow through and non flow through component. The flow through portion netted the company $1.225 million which has been dedicated to the 2004 exploration program on the Kutcho project.

In March, 2004, the Company completed the purchase of a 100% interest in the Kutcho Creek volcanogenic massive sulphide deposits from Barrick Gold Inc., a subsidiary of Barrick Gold Corporation, AMI Resources Inc. and Sumac Mines Ltd., a subsidiary of Sumitomo Metal Mining Co. Ltd. In addition, management commissioned John M. Maar, an independent Qualified Person to review project technical data with Western Keltic's Vice President of Exploration, Peter Holbek, and prepare a technical report on the project. The technical report was completed in March and management spent much of the 2nd quarter planning and preparing an exploration program. Fieldwork for the 2004 exploration program consisted of 7691 meters of diamond drilling that was carried out from July through September.

Exploration Overview 2004

Based on previous resource estimates, the two main sulphide deposits of the Kutcho Creek project contain indicated resources of 14.9 million tonnes grading 1.85% Cu, 2.62% Zn, 31.6 g/t silver and 0.37 g/t Au in the near-surface Kutcho deposit, and 1.5 million tonnes grading 3.37% Cu, 5.71% Zn, 63.4 g/t Ag and 0.54 g/t Au in the Esso-West deposit. In early July, crews were mobilized to the Kutcho property to undertake drilling at both the Kutcho and Esso West deposits. The program was primarily directed toward obtaining metallurgical samples from the Kutcho deposit and expanding the size of the high-grade Esso West lens. The drill program was also designed to provide information necessary for evaluating a new mine plan at the Kutcho deposit using a higher cut-off grade and combination of open pit and underground mining methods. The program consisted of 21 large diameter (HQ) holes totalling 2,166 metres at the Kutcho deposit, 12 holes, totalling 4,900 metres (NQ/BQ) in the Esso West deposit and 8 holes (625 m) that tested the Footwall Zone adjacent to the Kutcho deposit. Approximately 2,400 kilograms of mineralization from the Kutcho and Esso West deposits was processed and shipped for metallurgical test work. Fieldwork was completed on September 30th. The program was successful in expanding the Esso West deposit, although the deposit remains open to the west. Results of this program and the ongoing metallurgical testing will be used in the preparation of a preliminary feasibility study to be initiated in the early part of 2005.

Financial Overview

Financial losses for the first nine months of 2004 were up significantly over the losses incurred in the nine months ended August 31, 2003. With the acquisition of the Kutcho property both acquisition costs and exploration are higher than the corresponding period last year. Administration expenses also increased as a result of the acquisition of the Kutcho property. Management and support costs increased as did transfer agent and share communications, travel and promotion, legal and interest charges. Included in these expenses are the costs of attending trade shows to promote the Company's newest property acquisition. The Company's policy of using fair-value for share-based compensation expenses increased the net loss by $176,250 in 2004 over the same period in 2003. There was no share-based compensation in the same period last year.

The Company's working capital as at September 30, 2004 was $120,925 comprised of cash and sundry receivables and prepaid expenses, compared to $1,664,991 as at December 31, 2003. Exploration expenditures of $1,136,797 and the increased administration expenditures resulted in the lower working capital at September 30, 2004.

Results of Operations

The Company incurred a net loss in the nine months ending September 30, 2004, of $507,337 ($0.02 per share) compared to a net loss of $179,539 ($0.01) in the nine months ending August 31, 2003.

The major changes in administration expenses occurred in legal and audit, interest, support services, share- based compensation, transfer agent & shareholder communications, taxes and travel & promotion.

Support services increased as a result of additional staff and expenses required for the operation of the company. Share-based compensation expense is related to the fair market value of stock options which vest during the period. Compensation expense is only recognized when the stock options become exercisable. During the nine month period, 1,250,000 options with a fair market value of $400,000 were issued, 250,000 of these options were issued during the three months ended September 30, 2004.

Transfer agent and shareholder communications increased by $47,876 over last year to $64,723 for the nine month period ending September 30, 2004. Travel and promotion also increased to $46,206 in 2004. The increase in costs was due to a significant increase in expenses incurred to identify and evaluate a number of properties that eventually led to the acquisition of the Kutcho Creek property in British Columbia and the promotion thereof.

Interest of $17,019 (2003 – Nil) was a result of a flow - through share renunciation audit being completed.

For the three months ended September 30, 2004, transfer agent and shareholder expense was $7,274 (2003-$3,648), travel and promotion $22,428 (2003-$0), legal and audit $19,434 (2003-$2,525), support services $32,475 (2003-$8,376) and the interest charge of $17,019 were the main areas of increased expenditures.

Property acquisition costs totalled $68,681 (2003 -$119,057) and exploration expenditure costs totalled $1,136,797 (2003 - $0). The major portion of these expenditures was required for the acquisition and exploration of the Kutcho property. The company has completed its 2004 exploration program and is waiting further results from its drill programs.

The consolidated financial statements contain a schedule of Mineral Property Expenditures showing all acquisition and exploration costs from inception to the end of the current quarter. Refer to the notes to the financial statements for additional details regarding joint venture agreements for each property.

Summary of Quarterly Results

The following table summarizes information regarding the companies operations on a quarterly basis for the last two fiscal years (Please note that Western Keltic Mines changed its year end reporting from February 28 to December 31 effective December 31, 2003):

		Before Extraordinary Items			After Extraordinary Items		
Quarter	**Revenue**	**Loss**	**Per Share**	**Per Diluted Share**	**Loss**	**Per Share**	**Per Diluted Share**
Sept 30,2004	$ 0	$ 124,089	$ 0.01	$ 0.01	$ 113,092	$ 0.01	$ 0.01
Jun 30, 2004	0	280,452	0.01	0.02	280,452	0.01	0.01
Mar 31, 2004	0	114,431	0.01	0.01	113,793	0.01	0.01
Nov 30, 2003	0	90,965	0.01	0.01	1,507,579	0.10	0.10
Aug 31, 2003	0	61,516	0.01	0.01	61,516	0.01	0.01
May 31, 2003	0	58,463	0.01	0.01	45,868	0.01	0.01
Feb 28, 2003	0	199,260	0.02	0.02	205,260	0.02	0.02
Nov 30, 2003	0	47,435	0.01	0.01	47,435	0.01	0.01
Aug 31, 2003	0	40,528	0.01	0.01	40,141	0.01	0.01

Expenditures are fairly consistent with property abandonment's being taken into account in the November 2003 and February 2003 periods. First three quarters of 2004 are higher due to increased publicity and promotion as mentioned though out this discussion.

Liquidity and Capital Resources

Western Keltic Mines Inc. has no history of profitable operations and its mineral properties are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Western Keltic Mines Inc. is very dependent upon personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result and other persons would be required to manage and operate the Company.

The Company's working capital as at September 30, 2004 was $120,925 comprised of cash and sundry receivables and prepaid expenses, compared to $1,664,991at the fiscal year end. The exploration budget on the Kutcho property is $1,200,000 and the Company expects that current working capital will be sufficient for the 2004 fiscal year. Additional funds will be required in order to proceed with the 2005 exploration season. The Company will finance additional expenditures through the issuance of additional common shares from treasury.

The Company's issued and outstanding shares were 21,527,355 at December 31, 2003. There were no financings completed during the nine month period and the exercise of share purchase warrants (260,000) increased the Company's issued and outstanding shares to 21,787,355.

The Company issued an additional 1,000,000 director and employee stock options exercisable at $0.45 and a further 250,000 exercisable at $0.24 during the period, These options expire on April 8, 2009 and September 29, 2009 respectively. An additional 1,334,000 director and employee options exercisable before September 2008 remain outstanding. A total of 5,759,990 warrants remain outstanding as at September 30, 2004. If all remaining options and warrants are exercised, a maximum of $2,904,794 will be added to Keltic's treasury and the outstanding shares will total 30,079,345.

WESTERN KELTIC MINES INC.

Consolidated Financial Statements
Nine months ended September 30, 2004
(unaudited – prepared by management)

Form 51-102F1

WESTERN KELTIC MINES INC.

Consolidated Balance Sheet
September 30, 2004
(Unaudited - prepared by management)

	September 30 2004	December 31 2003
ASSETS		
Current		
Cash	$ 546,664	$ 1,703,189
Accounts receivable	73,190	14,803
Prepaid expenses	10,478	14,784
	630,332	1,732,776
Project deposits (Note 3)	49,900	33,300
Investments in Blackstone Ventures Inc	2,000	2,000
Capital Assets, net of accumulated amortization of $17,632 (2003-$16,480)	2,307	2,807
Mineral Properties (Note 4)	1,356,252	150,594
	$ 2,040,791	$ 1,921,477
LIABILITIES		
Current		
Accounts payable	$ 492,265	$ 38,512
Payable to related parties (Note 7)	17,142	29,273
	509,407	67,785
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	7,909,166	7,900,387
Contributed Surplus (Note 5)	212,375	36,125
Deficit	(6,590,157)	(6,082,820)
	1,531,384	1,853,692
	$ 2,040,791	$ 1,921,477

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"Randy Turner" Director

WESTERN KELTIC MINES INC.

Consolidated Statement of Loss & Deficit
Nine Months Ended September 30, 2004 and August 31, 2003
(Unaudited - prepared by management)

	Three Months Ended		Nine Months Ended	
	September 30 2004	August 31 2003	September 30 2004	August 31 2003
Expenses				
Amortization	$ 300	$ 200	$ 500	$ 527
Foreign exchange	--	--	--	4,613
Interest and bank charges	267	36	17,446	247
Legal and audit	19,334	2,525	30,539	13,589
Management fees (Note 7)	14,852	22,204	62,072	64,048
Office services	13,534	6,986	22,587	15,298
Rent	9,635	7,820	39,487	22,566
Share-based compensation	1,250	--	176,250	--
Support services	32,475	8,376	53,064	45,266
Transfer agent and shareholder communications	7,274	3,648	64,723	16,847
Telephone	2,785	1,821	7,243	7,475
Travel and promotion	22,428	--	46,206	(1,011)
Loss before the Following	124,089	61,516	520,117	186,134
Interest income		--		
Gain on sale of securities	(10,997)	--	(12,780)	(12,595)
Writedown of investments	--	--	--	6,000
Net Loss	113,092	61,516	507,337	179,539
Deficit, Beginning of Period	6,477,065	4,427,773	6,082,820	4,308,750
Deficit, End of Period	$ 6,590,157	$ 4,489,289	$ 6,590,157	$ 4,489,289
Loss Per Share	$ 0.01	$ 0.003	$ 0.02	$ 0.004
Weighted average shares	21,743,355	12,444,858	21,743,355	12,444,858

WESTERN KELTIC MINES INC.

Consolidated Statement of Cash Flows
Nine Months Ended September 30, 2004 and August 31, 2003

(Unaudited - prepared by management)

	Three Months Ended		Nine Months Ended	
	September 30 2004	**August 31 2003**	**September 30 2004**	**August 31 2003**
Cash Flows Used For Operating Activities				
Interest received	$ 10,997	$ --	$ 12,780	$ --
Cash paid to suppliers	191,478	(111,310)	27,575	(179,539)
	202,475	(111,310)	40,355	(179,539)
Cash Flows Used For Investing Activities				
Mineral property expenditures				
Acquisition costs	114,000	(23,512)	(68,861)	(119,057)
Exploration costs	(994,691)		(1,136,797)	
Share issue expenses	--	--	(22,422)	(42,434)
	(880,691)	(23,512)	(1,228,080)	(161,491)
Cash Flows From Financing Activities				
Shares issued for cash	--	230,000	--	230,000
Proceeds from sale of securities	--	--	--	14,033
Cash received on the exercise of warrants	12,000	--	31,200	--
	12,000	230,000	31,200	244,033
Increase (Decrease) in Cash	(666,216)	95,178	(1,156,525)	(54,563)
Cash, Beginning of Period	1,212,880	1,641	1,703,189	151,382
Cash, End of Period	$ 546,664	$ 96,819	$ 546,664	$ 96,819
Supplementary Information on Non-Cash Transactions				
Shares issued for mineral property interests	--	--	--	--

WESTERN KELTIC MINES INC.

Consolidated Statement of Mineral Property Expenditures

Nine Months Ended September 30, 2004
(Unaudited - prepared by management)

	Kutcho Creek	Other	Total
Balance, December 31, 2003	$ 150,594	$ --	$ 150,594
Acqusition costs	68,861	--	68,861
Exploration expenditures			
Aircraft and helicopter	10,304	--	10,304
Camp and accomodations	63,339	--	63,339
Communications	6,687	--	6,687
Drilling	656,892	--	656,892
Equipment and equipment rent	82,689	--	82,689
Fuel	21,946	--	21,946
Geological and geophysical	6,289	15,115	21,404
Legal	2,938	1,012	3,950
Printing, repro and maps	19,232	--	19,232
Professional fees	131,780	--	131,780
Project management fees	5,995	--	5,995
Recording and filing	3,378	--	3,378
Shipping	63,632	--	63,632
Support costs	4,493	--	4,493
Travel	32,292	8,784	41,076
	1,111,886	24,911	1,136,797
Balance, September 30, 2004	$ 1,331,341	$ 24,911	$ 1,356,252

WESTERN KELTIC MINES INC.

Notes to Consolidtaed Financial Statements
September 30, 2004
(Unaudited - prepared by management)

1. OPERATIONS AND GOING CONCERN

The company was incorporated on November 7, 1989. The company's business activities are the acquisition, exploration and development of gold, copper and other precious and base metals properties. The company's common shares are listed for trading on the TSX Venture Exchange under the symbol WKM

During 2003 the company changed its year end from February 28 to December 31.

These financial statements have been prepared on the basis that the company is a going concern, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge of liabilities in the normal course of business. The ability of the company to continue as a going concern is therefore dependent on obtaining additional financing through the issue of treasury shares and from loans and on meeting the requirements, from time to time, of any lenders. These financial statements do not include the adjustments that would be necessary if the going concern assumption was not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Consolidation

The company participated in the formation of and acquired a 60% interest in a Panamanian company, Minera Keltic S.A., in February 1994. The company also incorporated a wholly-owned subsidiary company, Western Keltic Mines Alaska Inc., in Alaska in June 1998. These financial statements include the accounts of the company, Western Keltic Mines Alaska Inc. and Minera Keltic, S.A.

Mineral Properties

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of the mineral properties which the company can earn through payments, incurring exploration expenditures and combinations thereof. The company's ownership and rights to property ownership are described in Note 3.

The company accounts for its mineral property interests whereby costs relative to the acquisition of, exploration for and development of these interests are capitalized by property. All sales and option proceeds received are first credited against the costs of the related interest, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of interests except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties and interests are charged to earnings.

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

The amounts shown for mineral properties and related costs represent acquisition, holding and exploration costs and do not necessarily represent present or future recoverable values.

The recoverability of these amounts are dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 30%.

Share-based Compensation

The company issues options to purchase shares under the terms described in Note 5.

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as a compensation expense with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods or services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the good or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the changes occurs. A future income tax assets is recorded when the probability of the realization is more likely than not.

Loss Per Share

The basic loss per share is calculated on the basis of the weighted average number of common shares of the company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted number of shares.

Accounting Changes

The company changed its year end from February 28 to December 31 in 2003. During the fiscal year ending December 31, 2003, the company adopted the new accounting recommendation of the Canadian Chartered Accountants with respect to accounting for share-based compensation. These recommendations established standards described in Note 5 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share based payments to employees and non-employees. The company has accounted for these recommendations on the prospective basis.

Investments

The company may receive shares in companies listed on a stock exchange as consideration for property option payments. These shares are recorded at their estimated trading value on the date they are received and written down when declines in value are significant.

3. PROJECT DEPOSITS

The project deposits represent term deposits in favor of regulatory authorities held as site restoration deposits. These deposits will be released to the company on satisfactory reclamation of the properties.

4. MINERAL PROPERTY INTERESTS

BRITISH COLUMBIA

Kutcho Creek

The company entered into an agreement, which closed on March 1, 2004, to acquire a 100% interest in the Kutcho Creek property located in British Columbia from Sumac Mines Ltd. (Sumac) on August 29, 2003 and from Barrick Gold Inc. (Barrick) and AMI Resources Inc. (AMI) on December 17, 2003.

The consideration paid by the company to Sumac is $60,000 in cash and warrants to purchase 500,000 common shares (each whole warrant is exercisable until February 12, 2006 for a price of $0.25 per common share during the first year and $0.50 per common share during the second year). Pursuant to the agreement, the company will pay Sumac a royalty of 2% of net smelter returns between the third anniversary and the sixth anniversary of the date of the commencement of commercial production and a royalty of 3% of net smelter returns after the sixth anniversary of the date of commencement of commercial production, Sumac has a first right of offer to purchase any or all mineral concentrates produced from the property.

The consideration paid by the company to Barrick is 228,000 common shares and warrants to purchase 228,000 common shares. The company has also agreed to issue a further 240,000 common shares and 240,000 warrants to purchase common shares over the next two years.

The consideration paid by the company to AMI is 57,000 common shares and warrants to purchase 57,000 common shares. The company has also agreed to issue a further 60,000 common shares and 60,000 warrants to purchase common shares over the next two years.

Warrants included in the first units are exercisable at a price of $0.20 per share and other warrants at a price equal to the sum of the :

- average daily closing price on the Canadian stock exchange or if not listed a price determined by independent Chartered Accountants: and
- 50% of the amount determined by the Chartered Accountants.

Pursuant to the agreement the company will pay a royalty of 2% of net smelter returns (80% due to Barrick and 20% due to AMI) and Barrick and AMI have the first right of refusal on abandonment and transfer of property. Following notice that it has completed a feasibility study on the combined project, Barrick shall have 120 days to elect to "back in" for a 50% interest by spending, within two years, three times the company's expenditures on the property.

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

5. SHARE CAPITAL

Authorized
50,000,000 common shares without par value

Issued and fully paid	**Number of Shares**	**Amount**
Balance, March 1, 2002	12,094,858	$ 5,705,136
Issued for mineral properties	350,000	25,800
Balance, March 1, 2003	12,444,858	5,730,936
Issued for cash on private placements, net of share issue costs of $189,424	8,299,997	2,204,999
Issued on exercise of options	447,500	63,375
Issued for services rendered	50,000	5,000
Issued for mineral properties	285,000	85,500
Balance, December 31, 2003	21,527,355	7,900,387
Issued for cash on the exercise of warrants	260,000	31,200
Share issue expenses	--	(22,422)
Balance, September 30, 2004	21,787,355	$ 7,909,165

The company issues share purchase options to directors, officers and employees of the company and persons who provide ongoing services to the company under an incentive stock option plan and has reserved 2,579,635 shares for issue of share purchase options under this plan. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options will normally vest at the rate of 25% on the date of the grant and 25% every six months thereafter. Options will expire no later than five years form the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

5. SHARE CAPITAL (continued)

The following options and warrants to purchase common shares were outstanding at the date of these financial statements:

Options	**Number of Shares**					**Price Per Share**	**Expiry Date**	**Grant Date**
	Balance December 31, 2003	Granted during the period	Exercised during the period	Balance September 30, 2004	Exercisable at September 30, 2004	Exercise price and grant date fair value		
Directors	299,000	--	--	299,000	299,000	$0.20	3/05/05	3/05/00
Employees	75,000	--	--	75,000	75,000	$0.20	3/05/05	3/05/00
Directors	150,000	--	--	150,000	150,000	$0.10	15/04/07	15/04/02
Employees	85,000	--	--	85,000	85,000	$0.10	15/04/07	15/04/02
Directors	250,000	--	--	250,000	187,500	$0.17	24/09/08	24/09/03
Employees	475,000	--	--	475,000	475,000	$0.10	2/02/08	2/02/03
Directors	--	635,000	--	635,000	158,750	$0.45	8/4/09	8/4/04
Employees	--	365,000	--	365,000	91,250	$0.45	8/4/09	8/4/04
Officers	--	250,000	--	250,000	62,500	$0.24	9/29/09	9/29/04
	1,334,000	1,250,000	--	2,584,000	1,584,000			

Warrants	**Number of Shares**	**Price Per Share**	**Expiry Date**	**Issue Date**
	2,100,000	$0.15	29/8/05	29/8/03
	1,549,998	$0.45	18/12/04	18/12/03
	1,749,992	$0.60	18/12/04	18/12/03
	5,759,990			

The company determines the fair value of the options granted during a year using the Black-Scholes option pricing model. The following assumptions were used in valuing the options granted during the year.

Average risk-free interest rate	2.5%
Expected share price volatility	457%
Expected average period until exercise	3 years
Expected dividend yield	--

5. SHARE CAPITAL (continued)

The total compensation expense and contributed surplus included in these financial statements for director, officer and employee options which have vested is:

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Share-based compensation	$ 1,250	$ 176,250
Contributed surplus	212,375	212,375

The company adopted the policy for share based compensation of employees and non-employees, as described in Note 2, during the current fiscal period. In accordance with the requirements of the CICA Handbook, the company will account for the change in policy on a prospective basis. The company will, accordingly, record compensation expense only for options vesting during the current fiscal period and subsequently will not record any compensation expense for options which vested in prior years. The proceeds of those options will be recorded in share capital when they are exercised. Had the company recorded the compensation expense for options which vested in prior years retroactively, the impact on the financial statements would have been:

	Ten Months Ended December 31, 2003	Year Ended February 28, 2003
Share-based compensation not included in expense	$ --	$ 25,500
Net loss, as reported	1,700,915	205,260
Net loss, pro forma	1,700,915	230,765
Deficit, pro forma	$ 6,261,495	$ 4,560,580
Loss per share, pro forma	$ 0.08	$ 0.02

The deficit and contributed surplus at March 31, 2002 would have increased by $153,175 and at March 31, 2003 by $178,675.

6. INCOME TAXES

As at December 31, 2003, the company has available losses of approximately $1,695,000 for deduction against future years' taxable income. If unused, these losses will expire at the rate of approximately $240,000 annually over the next seven years.

The company also has other deductions as at December 31, 2003 available for Canadian income tax purposes, subject to certain restrictions, of approximately $1,463,000 which have no expiry date.

The future benefits, which may arise from these deductions, have not been recorded in these financial statements.

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - prepared by management)

7. PAYABLE TO RELATED PARTY

This amount is payable to McGillicutty Management Corp., a company owned by a director and officer of the company. During the current period management fees of $62,072 (2003, $64,048) were charged by McGillicutty Management Corp. for administrative services and reimbursement of expenses.

8. FINANCIAL INSTRUMENTS

The carrying values of the company's financial statements, which are cash, short-term investment, accounts receivable and accounts payable, in these financial statements approximate their fair values.

9. ENVIRONMENTAL

The company's exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has mad, and expects to make, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mineral property interests in uncertain.

10. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.